                                                                                                                                Exhibit 1

This document is a free translation of the Brazilian judicial administrator’s report referred to July 2018 financial information of Oi S.A. and some of its subsidiaries (“RJ Debtors”) filed within the 7th Business Court of Rio de Janeiro on September 14, 2018. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy, or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability, or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

HONORABLE LAW JUDGE OF THE 7th BUSINESS COURT OF THE JUDICIAL DISTRICT OF THE CAPITAL CITY OF THE STATE OF RIO DE JANEIRO

Proceedings 0203711-65.2016.8.19.0001

Judicial Reorganization of Oi S.A et al

The BANKRUPTCY TRUSTEE (BT) (Arnoldo Wald Law Firm – EAAW), appointed in the proceedings of Judicial Reorganization of Oi S.A. et al., respectfully requests that Your Honor determines that the attached Monthly Activity Report (“RMA”), related to July 2018 be attached to the case records.

Rio de Janeiro, September 14, 2018.

[signature]

Bankruptcy Trustee

Arnoldo Wald Law Firm

MONTHLY ACTIVITY REPORT

RMA

JUDICIAL REORGANIZATION

Oi

July 2018

September 17, 2018

EXECUTIVE SUMMARY

1	Introduction		03
2	Corporate Organization Chart of Oi Group/Companies Under Reorganization		05
3	Relevant Facts and Market Communications disclosed		09
4	Financial Information (Consolidated Financial Statements of the Companies under Reorganization)		15
	4.1	Managerial Cash Flow Statement	16
	4.2	Note by the BT	22
5	Service to creditors		27
6	Statements Submitted by BT		28
7	Monitoring and Compliance of the PRJ		31

1 Introduction

INTRODUCTION

Honorable Law Judge of the 7th Business Court of the Judicial District of the Capital City of the State of Rio de Janeiro

The Bankruptcy Trustee, Arnoldo Wald Law Firm (“Wald” or “BT”), appointed in the records of the Judicial Reorganization of Oi Group (proceedings 0203711- 65.2016.8.19.0001), and RC Consultores, subcontracted by the BT to assist it in the elaboration of the Monthly Activity Report (“RMA”), respectfully submit to Your Honor, pursuant to the decision on pages 91,223/91,224, the RMA related to July 2018.

As you know, the Judicial Reorganization involves the following companies:

•        Oi S.A. - Under Judicial Reorganization (“Oi S.A.”);

•        Telemar Norte Leste S.A. - Under Judicial Reorganization (“Telemar Norte Leste”);

•        Oi Móvel S.A. - Under Judicial Reorganization (“Oi Móvel”);

•        Copart4 Participações S.A. - Under Judicial Reorganization (“Copart4”);

•        Copart5 Participações S.A. - Under Judicial Reorganization (“Copart5”);

•        Portugal Telecom International Finance B.V. - Under Judicial Reorganization (“PTIF”); and

•        Oi Brasil Holdings Coöperatief U.A. - Under Judicial Reorganization (“Oi Coop”).

This report, which covers financial information based specially on elements provided by the Companies Under Reorganization until September 17, 2018, contains data related to July 2018, and should be analyzed with the preliminary activity report, as well as with the other RMAs previously submitted.

The RMA contains a chapter that covers specifically the consolidated financial information of the Companies under Reorganization, which shall encompass herein the Managerial Cash Flow Statement of said month submitted in the tables in comparison with the immediately previous month. The report will highlight the main variations that took place in said month, submitting the clarifying information provided by the Management of the Companies under Reorganization. The RMA will also have a chapter regarding any adjustments carried out in the Balance Sheet and the Income Statement of the 2nd quarter of 2018.

This report, prepared through analytical procedures and discussions with the Company’s Management, aims at providing the Court and interested parties with information on the financial situation of the Companies under Reorganization and the relevant transactions carried out by them, as well as a summary of the activities executed by the BT until the final works of this report.

The information presented below is based primarily on data and elements presented by the Companies Under Reorganization. The individual financial statements of all Companies Under Reorganization, as well as the consolidated financial statements of Oi Group (which include, but are not limited to, the Companies Under Reorganization) are audited by independent auditors on a yearly basis. Limited review procedures are adopted by the auditors to file the Quarterly Consolidated Financial Information (“ITRs”) of Oi Group with CVM. In relation to the individual financial information of each Company Under Reorganization, prepared in monthly periods which are not those covered by the ITRs delivered to CVM, it is not submitted to independent audit review, whether by the auditors hired by Oi Group or by the BT.

The BT, proud of the responsibility attributed to it, is at your disposal for further clarifications regarding the information contained in this report or other additional information.

Very truly yours,

Arnoldo Wald Filho	Marcel Augusto Caparoz
awf@wald.com.br	Head Economist
marcel@rcconsultores.com.br
Samantha Mendes Longo
samantha@wald.com.br	Phone: +55 (11) 3053-0003

Partners

Phone: +55 (11) 3074-6000

2. Corporate Organization Chart of the Companies Under Reorganization

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDER REORGANIZATION

* Diagram previously submitted in the Preliminary Activities Report.

Information presented again to facilitate understanding of the structure of the Companies Under Reorganization

Source: Information made available by the Management

* Diagram previously submitted in the Preliminary Activities Report.

Information presented again to facilitate understanding of the structure of the Companies Under Reorganization

* Diagram previously submitted in the Preliminary Activities Report.

Information presented again to facilitate understanding of the structure of the Companies Under Reorganization

2. Brief Description of the Companies Under Reorganization

THE COMPANIES UNDER JUDICIAL REORGANIZATION

3        Relevant Facts and Market Communications disclosed

RELEVANT FACTS AND MARKET COMMUNICATIONS

We present below some of the relevant facts and market communications disclosed by Oi Group that are directly related to the Companies under Reorganization:

Relevant Facts and Market Communications from JULY/18

July 05 – Order rendered by the Administrative Council for Economic Defense (“CADE”)

Oi S.A. - Under Judicial Reorganization (“Oi” or the “Company”), in complementation to the Market Communication dated June 19, 2018, notified its shareholders and the market in general that it became aware of the end of the applicable term for submitting statements contrary to the order of the Administrative Council for Economic Defense (“CADE”), which granted the request made by Oi for the non-recognition of the Company’s capital increase transaction, through the capitalization of a part of the Unsecured Credits of Qualified Bondholders Unsecured Creditors (“Capital Increase”), as provided for in the judicial reorganization plan approved in a General Creditors’ Meeting and ratified by the Judge of the 7th Business Court of the Judicial District of the Capital City of the State of Rio de Janeiro (“Plan”).

Therefore, with the full confirmation of the referred decision, the proceeding in the CADE was closed and shelved, and all Precedent Conditions set forth in the Capital Increase Plan are duly verified or waived.

The communication is available at:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&tipo=43089&conta=28&id=254137

July 20 – Ratification of the capital increase and end of the bylaws voting restriction

Oi S.A. - Under Judicial Reorganization (the “Company”), in compliance with art. 157, Paragraph 4 of Law No. 6,404/76 and under CVM Ruling No. 358/02, notified its shareholders and the market in general during a meeting held on that date, the Company’s Board of Directors verified the subscription of shares through the Capitalization of the Qualified Bondholders Unsecured Credits in a number greater than the minimum number of shares of the capital increase approved on March 5, 2018 (“Capital Increase”), and, in compliance with the terms conditions, and deadlines set forth in Oi’s Judicial Reorganization Plan, decided to partially ratify the Capital Increase, with the issuance de 1,514,299,603 new common shares (the “New Shares”) and 116,480,467 subscription warrants (the “Subscription Warrants”), to be delivered to those shareholders who exercised their right of first refusal and did not condition their decision and to the holders of the Qualified Bondholders Unsecured Credits who capitalized their respective credits.

The New Shares and Subscription Warrants issued in the Capital Increase shall be traded at B3 as of July 23, 2018.

Due to the ratification of the Capital Increase, the Company’s capital stock will be of BRL 32,038,471,375.00, divided into 2,340,060,505 shares, among which 2,182,333,264 are common shares and 157,727,241 are preferred shares, all registered and without par value.

Of the total of New Shares and Subscription Warrants issued in the Capital Increase, 68,263 common shares and 5,197 subscription warrants were subscribed by the Company’s shareholders who exercised their right of first refusal and did not condition their decision to the subscription of all shares object of the Capital Increase, and 1,514,231,340 common shares and 116,475,270 subscription warrants, to be represented by American Depositary Shares and American Depositary Warrants, were subscribed by holders of the Qualified Bondholders Unsecured Credits through the capitalization of their respective credits.

Full information on the Company’s shareholding structure will be made available in the Reference Form available at CVM’s website within the term provided for in the applicable regulation.

The Company also informs that, under the terms of art. 72 of the Bylaws, considering a dilution in its shareholding structure of more than 50% as a result of the Capital Increase, the voting restriction provided for therein was terminated and immediately and irrevocably ceased to have effects on the exercise of voting rights by the Company’s shareholders.

The Company reiterates that it remains focused on its transformation strategy and on the implementation of all steps of the Judicial Reorganization Plan and explains that it will keep its shareholders and the market informed of the topics described in this Relevant Fact.

The relevant fact is available at:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&tipo=43090&conta=28&id=254297

July 23 – Return of appeals by reason of the partial ratification of the Capital Increase

Oi S.A. - Under Judicial Reorganization (the “Company”), in complementation to the Relevant Fact disclosed on July 20, 2018, regarding the ratification of the capital increase made through the Capitalization of the Qualified Bondholders Unsecured Credits (“Capital Increase”), notified its shareholders and the market that, by reason of the partial ratification of the Capital Increase, on July 25, 2018, the Company will return all amounts paid to those subscribers who conditioned their participation in the Capital Increase to the subscription of the maximum amount of shares of the Capital Increase, without interest or adjustment for inflation, through the custody agents of the referred subscribers.

The communication is available at:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&tipo=43089&conta=28&id=254315

July 26 – Reply to CVM/B3 Official Letter

Dear Sirs,

In attention to Official Letter 1465/2018-SAE/GAE-1 submitted by B3 S.A. - Brasil, Bolsa, Balcão (the “Official Letter”), under the terms transcribed below, through which Oi S.A. - Under Judicial Reorganization (“Oi” or the “Company”) is requested to provide the starting date and the end date of the term to exercise the Subscription Warrants issued as an additional advantage to the subscribers of the capital increase approved and ratified in the Board of Directors’ meetings respectively held on March 5 and July 20, 2018, (“Capital Increase – Capitalization of Credits”), the Company hereby explains as follows:

“July 23, 2018

1465/2018-SAE/GAE-1

Oi S.A. – Under Judicial Reorganization

Attn. Mr. Carlos Augusto Machado Pereira de Almeida Brandão

Investor Relations Officer

Re: Subscription warrants

Dear Sir,

Considering the resolutions of the Board of Directors’ meeting held on July 20, 2018, we hereby request you to provide, by July 26, 2018, the starting date and the end date of the term to exercise the Subscription Warrants.”

As it can be concluded from the minutes of the Board of Directors’ Meeting held on March 5, 2018, and from the Notice to Shareholders disclosed by the Company on June 11, 2018, both available in the Company’s Investors Relations website (www.oi.net.br/ri) and in CVM’s IPE System (www.cvm.gov.br), the Company explains that, under the provisions of the Judicial Reorganization Plan, the Subscription Warrants may be exercised at any time, at the sole discretion of their holder, 1 year after the date of ratification of the Capital Increase – Capitalization of Credits by the Board of Directors, for 90 days.

The start of the exercise term will be advanced in the following situations: (i) disclosure of a Relevant Fact on the Capital Increase – New Funds provided for in Clause 6 of the Judicial Reorganization Plan and in the Backstop Agreement, as defined in the Plan; or (ii) in case any transactions are made, which imply a change in the control of the Company, whichever occurs first, as set forth in the Plan. For the purpose of item (i), the Company will notify the market, at least 15 business days in advance of the General Meeting or the Board of Directors’ meeting to decide upon the Capital Increase – New Funds so that its holders may have sufficient time to exercise the Subscription Warrants and the right of first refusal in the subscription of the Capital Increase – New Funds be ensured thereto with respect to the shares addressed in the Subscription Warrants.

Therefore, in view of the ratification of the Capital Increase – Capitalization of Credits on July 20, 2018, the term for exercising the Subscription Warrants will primarily start on July 22, 2019, and end on October 21, 2019, in case of verification of any of the aforementioned cases of advance of the start of the term for exercise, which will be timely disclosed by the Company, as well as the procedures and terms for the holders of the Subscription Warrants to exercise them.

The communication is available at:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&tipo=43089&conta=28&id=254358

July 31 – Financial Restructuring Conclusion

Oi S.A. - Under Judicial Reorganization (“Company”) notified its shareholders and the market in general that it has completed the restructuring of its financial debt with the implementation of the applicable terms and conditions provided for in the Judicial Reorganization Plan of the Company and its subsidiaries Oi Móvel S.A. - Under Judicial Reorganization, Telemar Norte Leste S.A. - Under Judicial Reorganization, Copart 4 Participações S.A. - Under Judicial Reorganization, Copart 5 Participações S.A. - Under Judicial Reorganization, Portugal Telecom International Finance B.V. - Under Judicial Reorganization, and Oi Brasil Holdings Cooperatief U.A. - Under Judicial Reorganization approved by the creditors in a general creditors’ meeting held on December 19 and 20, 2017, and ratified by the Judge of the 7th Business Court of the Judicial District of the Capital City of the State of Rio de Janeiro, which decision was published in the Official Gazette on February 5, 2018 (“Plan”).

The communication is available at:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&tipo=43089&conta=28&id=254426

Relevant Facts and Market Communications from AUGUST/18

August 1 – Decision rendered by the Court of Portugal on the Recognition of the Ratification of the RJ Plan

Oi S.A. - Under Judicial Reorganization, (“Oi” or the “Company”) notified its shareholders and the market in general that, on that date, it became aware of a decision rendered on July 30, 2018, by the Commercial Court of Lisbon - Judge 2 of the Court of the Judicial District of Lisbon (the “Portuguese Court”), which, at this moment, rejected the request made by the Company and its subsidiaries Telemar Norte Leste - Under Judicial Reorganization, Oi Móvel S.A. - Under Judicial Reorganization, Copart 4 Participações S.A. - Under Judicial Reorganization, and Copart 5 Participações S.A. - Under Judicial Reorganization (collectively, “Companies Under Reorganization”) for recognition, in Portugal, of the decision rendered by the Judge of the 7th Business Court of the Judicial District of the Capital City of the State of Rio de Janeiro (“Judicial Reorganization Court”) on January 8, 2018, and published on February 5, 2018, which ratified the Judicial Reorganization Plan of the Companies Under Reorganization approved during a General Creditors’ Meeting held on December 19 and 20, 2017 (the “Plan”).

According to the understanding of the Portuguese Court, a final and unappealable decision ratifying the Plan by the Judicial Reorganization Court would be necessary for its recognition in Portugal.

Oi respectfully disagrees with the decision rendered by the Portuguese Court and explains that it intends to file the applicable appeal with the Court of Appeals of Lisbon against such decision, since it understands that it is not consistent with the two decisions already rendered by the same Commercial Court of Lisbon, which have already recognized, and currently protect, in Portugal, the opening of and pending Judicial Reorganization Procedure of the Companies Under Reorganization in Brazil, and it disagrees with the decisions recently rendered by the Courts of the United States of America and Holland, which recognized, in those jurisdictions, the decision to ratify the Plan and its full efficacy, as per Market Communications disclosed by Oi on August 21, 2017, and June 11 and 14, 2018.

The decision was based on formal aspects, and the Portuguese Court made no statement on the merit of the Plan. In this sense, Oi reiterates that the referred decision has no impact on the integrity and full efficacy of the Plan, the implementation of which was protected by the Judicial Reorganization Court.

The entire decision rendered by the Portuguese Court is attached to this Market Communication and is also available for download in the Company’s website (www.oi.com.br/ri), in the Empresas.NET System of CVM (www.cvm.gov.br), and in the website of B3 S.A. - Brasil, Bolsa, Balcão (www.bmfbovespa.com.br). The Company will, as soon as possible, submit the decision translated into English to the US Securities and Exchange Commission as per Form 6-K.

The communication is available at:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&tipo=43089&conta=28&id=254429

August 13 – Fitch’s Risk Rating

Oi S.A. – Under Judicial Reorganization, (“Oi” or “Company”) informed its shareholders and the market in general that Fitch, on such date, announced the revision of the credit rating assigned to the Company, raising the Probability of Default Ratings of the long-term Issuer in foreign currency and the long-term Issuer in local currency from D to B-, and the National Rating from D to BB-(bra). The perspective is stable.

Fitch withdrew the ratings of Oi’s notes and debentures after the exchange of the debt for shares, which occurred through the capital increase ratified by the Company’s Board of Directors on July 20, 2018.

The rating revisions reflect the improvements in the financial profile of Oi after the conclusion of an important stage of the Judicial Reorganization Plan, mainly the large reduction of the Company’s debt. The stable perspective reflects Fitch’s expectation that the company will maintain moderate leverage levels by strongly investing in improvements and seeking the recovery of market share.

The communication is available at:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&tipo=43089&conta=28&id=254600

August 16 – Postponement of the Extraordinary General Meeting

Oi S.A. - Under Judicial Reorganization (“Oi” or “Company”), under CVM Ruling No. 358/02 and CVM Ruling No. 481/09, notified its shareholders and the market in general of the postponement of the Extraordinary General Meeting originally called for September 3, 2018, to September 17, 2018, at 11 a.m.

Due to the adjustment of the order of the items in the agenda of the Meeting, and the inclusion of subitem to clarify that the shareholders may elect the Chairman of the Board of Directors, among the candidates that are part of the Consensual Slate appointed for the New Board of Directors, as provided in article 24 of Oi’s Bylaws, the Company postponed the date of the Meeting to ensure enough time to the shareholders to make an informed decision on the matters up for resolution.

Due to the postponement, the shareholders shall send their voting instructions for the Meeting again, any voting instructions already received being disregarded.

The Call Notice, including the new date for the Meeting and the respective Agenda was disclosed on such date in the Official Gazette of the State of Rio de Janeiro and in newspaper Valor Econômico and, along with the Management Proposal and the Participation Manual in the General Meeting, is already available for download at the Company’s website (www.oi.com.br/ri), in the CVM’s Empresas.NET System (www.cvm.gov.br), and at the website of B3 S.A. - Brasil, Bolsa, Balcão (www.bmfbovespa.com.br).

The communication is available at:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&tipo=43089&conta=28&id=254659

August 16 – Update of Oi’s credit rating by S&P

Oi S.A. – Under Judicial Reorganization (“Oi” or “Company”) notified its shareholders and the market in general that, on such date, Standard & Poor’s (“S&P”) announced the revision of the credit rating assigned to the Company, increasing the credit classification of the issuer from CCC+ to B in a global scale and from brBB+ to brA in a national scale. The perspective is stable.

The agency also withdrew all debt ratings of Oi, currently classified as D, as a consequence of the conversion of the Company’s bonus and debentures into shares after the capital increase ratified by the Company’s Board of Directors on July 20, 2018.

The defined perspective reflects the challenges that the Company has to face to effectively implement its investment plan and, consequently, in the recovery of market share and service quality to increase margins, maintaining the proper liquidity.

The communication is available at:

http://ri.oi.com.br/oi2012/web/conteudo_pt.asp?idioma=0&conta=28&tipo=43700&ano=2018&mes=0&idsecao=43852

4          Financial Information (Consolidated Financial Statements of the Companies under Reorganization)

FINANCIAL INFORMATION

4.1 Managerial Cash Flow Statement

4.2 Note by the BT

4.1 MANAGERIAL CASH FLOW STATEMENT

Monthly Consolidated Financial Statements of the Companies under Reorganization (unaudited)

MANAGERIAL CASH FLOW STATEMENT

HIGHLIGHTS

Statement

JULY 1 to 31, 2018

•          The Net Operating Cash Generation of the Companies Under Reorganization was BRL 164 million negative in July/18

•          Investments reached the level of BRL 370 million in July/18

•          The item Accounts Receivable decreased by BRL 147 million in July/18, amounting to BRL 2,589 million

•          The item Accounts Payable had a high of BRL 160 million in July/18, amounting to BRL 2,383 million.

•          The Financial Cash Final Balance of the Companies Under Reorganization decreased by BRL 142 million in July/18, amounting to BRL 4,677 million

The Net Operating Cash Generation of the Companies Under Reorganization was BRL 164 million negative in July/18

•          The Net Operating Cash Generation of the Companies Under Reorganization was BRL 164 million negative in July/18, after the positive results of BRL 136 million observed in the previous month (Figure 5). When compared to June/18, Accounts Receivable decreased by BRL 147 million, reaching BRL 2,589 million, while the cash outflows with Accounts Payable and Investments increased by BRL 153 million, jointly amounting to BRL 2,753 million (Figure 6).

•          The other movements of the Companies Under Reorganization, which includes the Financial Operations and Intra-Group items, respectively contributed with entries of BRL 19 million and BRL 3 million in July/18.

•          Accordingly, the variation of the Financial Cash Final Balance of the Companies Under Reorganization was negative in BRL 142 million in July/18, resulting in an amount of BRL 4,677 million (Figure 7), which corresponds to a drop of 2.9% compared to the previous month.

•          Considerations of the variations shall be analyzed in detail on the following pages.

Source: Financial statements and management information

Figure 5 – Net Operating Cash Generation – Monthly Balance

Legend:

Em R$ milhões – BRL million

JUL/16 – JUL/16

AGO/16 – AUG/16

SET/16 – SEP/16

OUT/16 – OCT/16

NOV/16 – NOV/16

DEZ/16 – DEC/16

JAN/17 – JAN/17

FEV/17 – FEB/17

MAR/17 – MAR/17

ABR/17 – APR/17

MAI/17 – MAY/17

JUN/17 – JUN/17

JUL/17 – JUL/17

AGO/17 – AUG/17

SET/17 – SEP/17

OUT/17 – OCT/17

NOV/17 – NOV/17

DEZ/17 – DEC/17

JAN/18 – JAN/18

FEV/18 – FEB/18

MAR/18 – MAR/18

ABR/18 – APR/18

MAI/18 – MAY/18

JUN/18 – JUN/18

JUN/18 – JUL/18

Figure 6 – Monthly evolution. Accounts Receivable x Accounts Payable/Investments

Legend:

Em R$ milhões – BRL million

RECEBIMENTOS – ACCOUNTS RECEIVABLE

PAGAMENTOS + INVESTIMENTOS – ACCOUNTS PAYABLE + INVESTMENTS

JUL/16 – JUL/16

AGO/16 – AUG/16

SET/16 – SEP/16

OUT/16 – OCT/16

NOV/16 – NOV/16

DEZ/16 – DEC/16

JAN/17 – JAN/17

FEV/17 – FEB/17

MAR/17 – MAR/17

ABR/17 – APR/17

MAI/17 – MAY/17

JUN/17 – JUN/17

JUL/17 – JUL/17

AGO/17 – AUG/17

SET/17 – SEP/17

OUT/17 – OCT/17

NOV/17 – NOV/17

DEZ/17 – DEC/17

JAN/18 – JAN/18

FEV/18 – FEB/18

MAR/18 – MAR/18

ABR/18 – APR/18

MAI/18 – MAY/18

JUN/18 – JUN/18

JUN/18 – JUL/18

Figure 7 – Financial Cash – Companies Under Reorganization – monthly – Final Balance

Legend:

Em R$ milhões – BRL million

JUN/16 – JUN/16

JUL/16 – JUL/16

AGO/16 – AUG/16

SET/16 – SEP/16

OUT/16 – OCT/16

NOV/16 – NOV/16

DEZ/16 – DEC/16

JAN/17 – JAN/17

FEV/17 – FEB/17

MAR/17 – MAR/17

ABR/17 – APR/17

MAI/17 – MAY/17

JUN/17 – JUN/17

JUL/17 – JUL/17

AGO/17 – AUG/17

SET/17 – SEP/17

OUT/17 – OCT/17

NOV/17 – NOV/17

DEZ/17 – DEC/17

JAN/18 – JAN/18

FEV/18 – FEB/18

MAR/18 – MAR/18

ABR/18 – APR/18

MAI/18 – MAY/18

JUN/18 – JUN/18

JUN/18 – JUL/18

The increase in Cash Outflows regarding payment of Material and Services contributed to the negative result of Net Operating Cash Generation

Figure 8 – Managerial cash flow statement

	Jun/18	Jul/18	∆
Clients	1,734	1,836	6%
Network Use Services	467	431	-8%
Dealers	471	228	-52%
Others	64	94	47%
Accounts Receivable (1)	2,736	2,589	-5%

	Jun/18	Jul/18	∆
Plant Maintenance	(283)	(312)	10%
Rent Amounts	(260)	(322)	24%
Graphic/Data Processing	(108)	(132)	22%
Service/Collection Call Center	(104)	(140)	35%
Concessionaires	(99)	(111)	12%
Advisory Services/Audits/Fees	(35)	(75)	114%
Other Services/Accounts Payable	(212)	(378)	78%
Materials/Services (2)	(1,101)	(1,470)	34%

	Jun/18	Jul/18	∆
Network Use Services	(467)	(228)	N.A.
Court Deposits	11	50	355%
Contingencies	(1)	(8)	N.A.
Other Accounts Payable (2)	(457)	(187)	-59%

	Jun/18	Jul/18	∆
Telemar	(170)	(154)	-9%
Oi S.A.	(63)	(52)	-17%
Oi Móvel	(144)	(164)	14%
Investments (3)	(377)	(370)	-2%

Legend:

Em R$ milhões – BRL million

Recebimentos – Accounts Receivable

Pessoal – Personnel

Materiais/Serviços – Materials/Services

Tributos – Taxes

Mediação – Mediation

Demais pagamentos – Other accounts payable

Investimentos – Investments

Geração Oper. Líquida – Net Operating Generation

Fonte: Demonstrações financeiras e informações gerenciais – Source: Financial statements and management information

Table 1 – Managerial Cash Flow Statement – Jul/18

BRL million	(A) 06/30/2018 Jun/18	(B)-(A) Variation	(B) 07/31/2018 Jul/18
INITIAL Balance – Financial Cash	4,602	217	4,819
Clients	1,734	102	1,836
Network Use Services	467	(239)	228
Dealers	471	(40)	431
Others	64	30	94
Accounts Receivable (1)	2,736	(147)	2,589
Personnel	(147)	(39)	(186)
Material/Service Suppliers	(1,568)	(130)	(1,698)
Taxes	(518)	(13)	(531)
Court Deposits	11	39	50
Contingencies	(1)	(7)	(8)
Mediation	-	(10)	(10)
Accounts Payable (2)	(2,223)	(160)	(2,383)
Telemar	(170)	16	(154)
Oi S.A.	(63)	11	(52)
Oi Móvel	(144)	(20)	(164)
Investments (3)	(377)	7	(370)
Net Operating Generation (1+2+3)	136	(300)	(164)
Intra-group Transactions	55	(52)	3
Financial Transactions	26	(7)	19
Dividends and Interest on Net Equity (JCP)	-	-	-
FINAL Balance – Financial Cash	4,819	(142)	4,677

Figure 9 – Accounts Receivable – Share structure

Legend:

Outros – Others

Serviços de Uso de Rede – Network Use Services

Clientes – Clients

RECEBIMENTOS TOTAL – TOTAL ACCOUNTS RECEIVABLE

	Jul/18		Jun/18
	BRL million	Interest	Interest
Accounts Receivable	2,589	100%	100%
Client	1,836	71%	63%
Dealers	431	17%	17%
Network Use Services	228	9%	17%
Others	94	3%	2%

ACCOUNTS RECEIVABLE

Accounts Receivable decreased in July/18

In July/18, there was a decrease in Accounts Receivable of BRL 147 million in relation to the previous month (-5.4%), reaching the amount of BRL 2,589 million.

The Accounts Receivable of Network Use Services decreased BRL 239 million in July/18, amounting to BRL 228 million, with the collection of BRL 467 million in June/18. In the same direction, the item Dealers also recorded a decrease in July/18, reaching the amount of BRL 431 million, with BRL 471 million recorded in the previous month.

o      The Management stressed that the decrease in the Accounts Receivable of Network Use Services in July/2018 is related to the delay in the receipt of intercompany invoices in May/2018, due to operational issues, and those invoices were regularized in June/18 and in July/18 returned to its normal level. Therefore, the average level of the last three months remained in line with the historical base. Finally, the Management stressed that this item must be analyzed in conjunction with the accounts payable item of “Network Use Services”.

On the other hand, the other items of the Accounts Receivables recorded an increase regarding the immediately previous month. The item Clients increased in July/18 by BRL 102 million, reaching BRL 1,836 million, while the accounts receivable for Others had an increase of BRL 30 million in relation to the previous month, amounting to BRL 94 million in July/18.

o      Management informed that the higher number of business days in July/18 regarding the previous month (July/18 with 22 business days and June/18 with 21 business days) interfered in the increase recorded for the item Clients, though it remains in line with the result of the latest months.

Table 1 – Managerial Cash Flow Statement - Jul/18

BRL million	(A) 06/30/2018 Jun/18	(B)-(A) Variation	(B) 07/31/2018 Jul/18
INITIAL Balance – Financial Cash	4,602	217	4,819
Clients	1,734	102	1,836
Network Use Services	467	(239)	228
Dealers	471	(40)	431
Others	64	30	94
Accounts Receivable (1)	2,736	(147)	2,589
Personnel	(147)	(39)	(186)
Material/Service Suppliers	(1,568)	(130)	(1,698)
Taxes	(518)	(13)	(531)
Court Deposits	11	39	50
Contingencies	(1)	(7)	(8)
Mediation	-	(10)	(10)
Accounts Payable (2)	(2,223)	(160)	(2,383)
Telemar	(170)	16	(154)
Oi S.A.	(63)	11	(52)
Oi Móvel	(144)	(20)	(164)
Investments (3)	(377)	7	(370)
Net Operating Generation (1+2+3)	136	(300)	(164)
Intra-group Transactions	55	(52)	3
Financial Transactions	26	(7)	19
Dividends and Interest on Net Equity (JCP)	-	-	-
FINAL Balance – Financial Cash	4,819	(142)	4,677

Figure 10 – Accounts Payable – Share structure

Legend:

Outros – Others

Mediação – Mediation

Pessoal – Personnel

Tributos – Taxes

Fornecedores – Suppliers

PAGAMENTOS TOTAL – ACCOUNTS PAYABLE

	Jul/18		Jun/18
	BRL million	Interest	Interest
Accounts Payable	2,383	100%	100%
Material/Service Suppliers	1,698	71%	71%
Taxes	531	22%	23%
Personnel	186	8%	7%
Mediation	10	0%	0%
Others	(42)	-2%	-1%

ACCOUNTS PAYABLE

Increase of Payments in July/18

The Accounts Payable amounted to BRL 2,383 million in July/18, an increase of BRL 160 million in relation to the previous month, when such item recorded BRL 2,223 million.

The main item responsible for the larger cash outflow with Accounts Payable was the item Material/Service Suppliers, with an increase of BRL 130 million in the month, reaching BRL 1,698 million. In the same direction, Personnel increased by BRL 39 million in July/18, amounting to BRL 186 million.

o      According to the Management, the increased observed in the item Material/Service Suppliers was motivated by the higher accounts payable related to interconnection services provided between the companies under judicial reorganization (Oi S.A., Telemar, and Oi Móvel – such is voided by the amounts received in item Other Accounts Receivable). In addition, there was an increase in the payment of intercompany commission to Paggo Lojas, for the execution of sales of landline and mobile telecommunication services. Lastly, an increase was recorded for the payments to third parties of amounts collected in the phone bill.

o      Regarding Personnel, however, the Management informed that the high in July/18 was influenced by the amounts paid regarding the contractual commitments for retention of key Executive Officers, seeking to ensure the continuity of the businesses of the company.

The item Mediation recorded an increase in July/18, amounting to BRL 10 million, compared to the void resolute of the previous month. The item Contingencies, however, recorded a cash outflow of BRL 8 million, compared to the outflow of BRL 1 million in the previous month. Lastly, the item Taxes recorded an increase of BRL 13 million in July/18, amounting to BRL 531 million.

o      According to Management, the increase in July/18 regarding the item Mediation results from the start of payment to Class 1 labor creditors, according to the Judicial Reorganization Plan approved in a Meeting.

o      Regarding the item Taxes, however, the management emphasized that the increase observed in July/18 refers to the IOF payment of the novation of the Company’s debt.

On the other hand, Court Deposits recorded a higher cash inflow in July/18, going from cash inflows of BRL 11 million to cash inflows of BRL 50 million.

o      The Management emphasized that, in July/18, there was an increase in the redemption of court deposits, contributing to a larger cash inflow for the month.

Table 1 – Managerial Cash Flow Statement – Jul/18

BRL million	(A) 06/30/2018 Jun/18	(B)-(A) Variation	(B) 07/31/2018 Jul/18
INITIAL Balance – Financial Cash	4,602	217	4,819
Clients	1,734	102	1,836
Network Use Services	467	(239)	228
Dealers	471	(40)	431
Others	64	30	94
Accounts Receivable (1)	2,736	(147)	2,589
Personnel	(147)	(39)	(186)
Material/Service Suppliers	(1,568)	(130)	(1,698)
Taxes	(518)	(13)	(531)
Court Deposits	11	39	50
Contingencies	(1)	(7)	(8)
Mediation	-	(10)	(10)
Accounts Payable (2)	(2,223)	(160)	(2,383)
Telemar	(170)	16	(154)
Oi S.A.	(63)	11	(52)
Oi Móvel	(144)	(20)	(164)
Investments (3)	(377)	7	(370)
Net Operating Generation (1+2+3)	136	(300)	(164)
Intra-group Transactions	55	(52)	3
Financial Transactions	26	(7)	19
Dividends and Interest on Net Equity (JCP)	-	-	-
FINAL Balance – Financial Cash	4,819	(142)	4,677

Figure 11 – Investments – Share structure

Legend:

INVESTIMENTOS TOTAL – TOTAL INVESTMENTS

	Jul/18		Jun/18
	BRL million	Interest	Interest
Investments	370	100%	100%
Oi Móvel	164	44%	38%
Telemar	154	42%	45%
Oi S.A.	52	14%	17%

INVESTMENTS

The Companies Under Reorganization recorded Accounts Payable for Investments of BRL 370 million in July/18, a decrease of 2% in relation to the previous month, when there were cash outflows with Investments of BRL 377 million.

The Investments related to Telemar S.A. presented a decrease of BRL 16 million, totaling BRL 154 million in July/18. Investments in Oi Móvel S.A. increased by BRL 20 million, totaling BRL 164 million, while Investments in Oi S.A. decreased from BRL 63 million in June/18 to BRL 52 million in July/18.

o        Management pointed out that despite the slight decrease observed in July/18, the investments remain high, in line with the Company’s investment plan.

NET OPERATING GENERATION

The level of Accounts Receivable in July/18, of BRL 2,589 million, was less than the combined total of Accounts Payable (BRL 2,383 million) and the cash outflows with Investments (BRL 370 million) in the month, which directly contributed to the negative balance of BRL 164 million in Net Operating Generation of the Companies Under Reorganization in the month.

o        Management reported that the result is in line with the flow predicted in the Judicial Reorganization Plan.

FINAL BALANCE – FINANCIAL CASH

The Financial Transactions, in turn, recorded a positive result of BRL 19 million in July/18, a decrease of BRL 7 million compared to the previous month. The Intra-Group Transactions had a cash inflow of BRL 3 million in July/18, compared to the entry of BRL 55 million in the previous month.

o      Management reported that the decrease in cash inflows of Financial Transactions mainly results from the exchange variation of earnings on financial transactions in foreign currency.

o      With respect to the Intra-Group Transactions, Management stressed that the decrease observed in July/18 is a reflex of the receipt, in the immediately previous month, of a financial loan owed by Portugal Telecom Participações to Oi S.A.

Therefore, by adding the entry of BRL 19 million of the Financial Transactions and of BRL 3 million of the Intra-Group Transactions to the negative balance of BRL 164 million of the Net Operating Cash Generation, the Financial Cash Final Balance of the Companies Under Reorganization decreased by BRL 142 million in relation to the previous month (a 2.9% decrease), amounting to BRL 4,677 million.

o   The Management pointed out that, as set forth in the guidelines of the Judicial Reorganization Plan, oscillations upwards and downwards are expected in the Company’s cash throughout the year.

Table 2 – Direct Cash Flow

BRL million

CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANIES UNDER REORGANIZATION	JAN/17	FEB/17	MAR/17	APR/17	MAY/17	JUN/17	JUL/17	AUG/17	SEP/17	OCT/17	NOV/17	DEC/17	JAN/18	FEB/18	MAR/18	APR/18	MAY/18	JUN/18	JUL/18
Initial Balance – Financial Cash	7,293	7,094	7,380	7,170	6,884	6,854	7,299	7,179	7,295	7,524	7,324	6,877	6,881	6,128	5,909	5,831	4,820	4,602	4,819
Accounts Receivable	2,669	2,305	3,223	2,638	2,961	2,563	2,755	2,970	2,682	2,893	2,689	2,716	2,816	2,758	2,646	2,619	2,386	2,736	2,589
Clients	1,874	1,699	2,221	1,886	2,067	1,925	1,910	1,987	1,873	1,946	1,873	1,905	1,825	1,691	1,855	1,780	1,799	1,734	1,836
Network Use Services	84	78	102	242	202	106	226	178	223	144	190	197	201	209	212	234	3	467	228
Dealers	512	412	562	395	526	430	479	494	430	488	467	420	524	411	456	461	491	471	431
Others	199	117	338	115	166	102	140	311	156	315	159	194	266	447	123	144	93	64	94
Accounts Payable	(2,562)	(1,805)	(3,156)	(2,523)	(2,477)	(1,967)	(2,450)	(2,482)	(2,210)	(2,721)	(2,752)	(2,560)	(3,239)	(2,578)	(2,231)	(3,109)	(2,213)	(2,223)	(2,383)
Personnel	(167)	(134)	(136)	(138)	(135)	(141)	(161)	(157)	(135)	(135)	(142)	(236)	(234)	(177)	(140)	(303)	(179)	(147)	(186)
Material and Service Suppliers	(1,729)	(1,130)	(1,597)	(1,517)	(1,656)	(1,140)	(1,668)	(1,743)	(1,430)	(1,796)	(1,839)	(1,422)	(2,421)	(1,789)	(1,488)	(1,641)	(1,332)	(1,568)	(1,698)
Materials/Services	(1,640)	(1,046)	(1,488)	(1,275)	(1,447)	(1,033)	(1,439)	(1,561)	(1,201)	(1,651)	(1,645)	(1,222)	(2,215)	(1,575)	(1,277)	(1,401)	(1,325)	(1,101)	(1,470)
Plant Maintenance	(116)	(86)	(116)	(107)	(130)	(116)	(118)	(113)	(103)	(88)	(324)	(345)	(341)	(309)	(331)	(375)	(302)	(283)	(312)
Rent Amounts	(205)	(162)	(342)	(168)	(179)	(142)	(243)	(203)	(192)	(191)	(213)	(139)	(386)	(210)	(259)	(248)	(245)	(260)	(322)
Graphic/Data Processing	(137)	(97)	(118)	(98)	(118)	(103)	(133)	(135)	(106)	(116)	(129)	(113)	(127)	(122)	(140)	(122)	(111)	(108)	(132)
Service/Collection Call Center	(154)	(85)	(153)	(169)	(128)	(72)	(132)	(126)	(79)	(123)	(228)	(157)	(147)	(126)	(188)	(143)	(128)	(104)	(140)
Concessionaires	(112)	(104)	(112)	(96)	(100)	(103)	(98)	(101)	(97)	(98)	(102)	(105)	(103)	(105)	(104)	(101)	(105)	(99)	(111)
Advisory Services/Audits/Fees	(68)	(52)	(72)	(33)	(69)	(36)	(78)	(55)	(25)	(62)	(78)	(31)	(55)	(67)	(50)	(56)	(50)	(35)	(75)
Other Services/Accounts Payable	(848)	(460)	(575)	(604)	(723)	(461)	(637)	(828)	(599)	(973)	(571)	(332)	(1,056)	(636)	(205)	(356)	(384)	(212)	(378)
Network Use Services	(89)	(84)	(109)	(242)	(209)	(107)	(229)	(182)	(229)	(145)	(194)	(200)	(206)	(214)	(211)	(240)	(7)	(467)	(228)
Taxes	(674)	(532)	(1,232)	(852)	(664)	(673)	(626)	(591)	(655)	(688)	(652)	(633)	(621)	(628)	(527)	(1,172)	(698)	(518)	(531)
Court Deposits	11	(9)	(168)	(17)	(22)	(13)	6	14	28	29	20	(224)	43	53	(11)	8	(4)	11	50
Contingencies	(3)	-	(23)	1	-	-	(1)	(5)	-	(5)	-	1	(1)	-	(12)	-	-	(1)	(8)
Mediation	-								(18)	(126)	(139)	(46)	(5)	(37)	(53)	(1)	-	-	(10)
Investments	(261)	(345)	(346)	(346)	(433)	(330)	(480)	(427)	(290)	(410)	(391)	(190)	(554)	(430)	(519)	(536)	(434)	(377)	(370)
Telemar	(122)	(172)	(159)	(154)	(180)	(153)	(203)	(197)	(150)	(188)	(184)	(89)	(272)	(200)	(215)	(278)	(182)	(170)	(154)
Oi S.A.	(53)	(78)	(62)	(56)	(79)	(48)	(75)	(74)	(59)	(63)	(45)	(25)	(70)	(63)	(81)	(70)	(66)	(63)	(52)
Oi Móvel	(86)	(95)	(125)	(136)	(174)	(129)	(202)	(156)	(81)	(159)	(162)	(76)	(212)	(167)	(223)	(188)	(186)	(144)	(164)
Operating Generation	(154)	155	(279)	(231)	51	266	(175)	61	182	(238)	(454)	13	(977)	(250)	(104)	(1,026)	(261)	136	(164)
Intra-group Transactions	(48)	80	2	(99)	(101)	135	-	-	-	-	-	-	-	-	-	-	28	55	3
Financial Transactions	65	51	67	44	20	44	55	55	47	38	7	38	32	24	26	15	15	26	19
Dividends and Interest on Net Equity (JCP)	(63)	-	-	-	-	-	-	-	-	-	-	-	192	7	-	-	-	-	-
Final Balance - Financial Cash	7,094	7,380	7,170	6,884	6,854	7,299	7,179	7,295	7,524	7,324	6,877	6,881	6,128	5,909	5,831	4,820	4,602	4,819	4,677

4.2 NOTE BY THE BT

Adjustments of the Balance Sheet and the Income Statement

NOTE BY THE BT

ADJUSTMENTS OF THE BALANCE SHEET AND THE INCOME STATEMENT

Statement

2nd QUARTER/2018

The Company informed the Bankruptcy Trustee that it made adjustments to some items of the Balance Sheet and of the Income Statement for the 2nd quarter of 2018, after the disclosure of the RMA on August 15, 2018.

Seeking to maintain a transparent process in the Judicial Reorganization, the BT decided to disclose the adjustments made, accompanied by the Company’s explanations that justify the changes.

To the understanding of the BT, the adjustments were a one-off, so that they do not change the understanding of the situation of the Companies Under Reorganization, nor do they invalidate the explanations previously provided in the RMA published on August 15, 2018.

Table 3 – Balance Sheet, Assets	(A)	(B) - (A)	(B)
In thousands of BRL	2nd Quarter 18	Variation	2nd Quarter 18
	Previous Version (August 15)		Updated Version (September 15)

Cash and Cash Equivalents	4,772,162	-	4,772,162
Financial Investments	35,287	-	35,287
Accounts Receivable	7,844,826	-	7,844,826
Inventories	137,661	-	137,661
Claims with Related Parties	75,850	-	75,850
Loans Receivables	1,008,355	-	1,008,355
Taxes Recoverable	1,715,800	-	1,715,800
Court Deposits and Frozen Accounts	1,020,524	420,888	1,441,412	1
Dividends and Interest on Net Equity	174,004	-	174,004
Assets Kept for Sale	-	-	-
Other Assets	3,099,449	(171,506)	2,927,943	2
Current Assets	19,883,918	249,382	20,133,300
Claims with Related Parties	13,901	-	13,901
Financial Investments	61,276	-	61,276
Deferred Taxes Recoverable	268,188	-	268,188
Other Taxes	675,863	-	675,863
Court Deposits and Frozen Accounts	7,924,567	111,103	7,813,464	1
Other Assets	374,941	-	374,941
Investments	4,721,748	171,505	4,893,253	2
Property, Plant, and Equipment	26,670,849	-	26,670,849
Intangible assets	7,758,787	-	7,758,787
Non-Current Assets	48,470,120	60,402	48,530,522
Total Assets	68,354,038	309,784	68,663,822

Assets (page 1 of 1)

Main adjustments made:

o    1. The short-term Court Deposits and Frozen Accounts were readjusted with a high of BRL 420.8 million, while the long-term Court Deposits and Frozen Accounts were readjusted with a decrease of BRL 111.1 million. According to the Company, there was a transfer of the long-term Court Deposits and Frozen Accounts to the short-term Court Deposits and Frozen Accounts. In addition, the Company highlighted that the observed variation refers to the reprocessing of the estimates model, considering the new profile for the payment history for tax, civil and labor contingencies, JEC and the Anatel fine, due to the new post-approval context of the Judicial Reorganization Plan.

o    2. The Other Assets were readjusted with a high of BRL 171.5 million, while the Investments were readjusted with a decrease in the same amount. According to the Company, the readjustments reflect the reclassification of unrealized profits resulting from the implementation of the IFRS 15.

Table 4 – Balance Sheet, Liabilities	(A)	(B) - (A)	(B)
In thousands of BRL	2nd Quarter 18 Previous version (August 15)	Variation	2nd Quarter 18
			Updated version (September 15)

Salaries, Social Charges, and Benefits	357,595	-	357,595
Suppliers	5,243,359	102,825	5,346,184	1
Loans and Financings	866,224	-	866,224
Derivative Financial Instruments	-	-	-
Withheld Current Taxes	1,054,852	1,679	1,056,531	2
Dividends and Interest on Net Equity	6,197	-	6,197
Payable Adjustments and Concessions	57,044	-	57,044
Fiscal Refinancing Program	231,313	-	231,313
Provisions	778,097	-	778,097
Other Obligations	1,507,773	(102,825)	1,404,948	1
Current Liabilities	10,102,454	1,679	10,104,133
Suppliers	3,321,166	-	3,321,166
Loans and Financings	14,929,892	-	14,929,892
Other Taxes	4,412,263	14,393	4,426,656	2
Payable Adjustments and Concessions	-	-	-
Fiscal Refinancing Program	487,161	-	487,161
Provisions	4,484,503	(281,788)	4,202,715	3
Provisions for Pension Funds	571,116	-	571,116
Provisions for Loss of Investment	923,690	-	923,690
Other Obligations	2,351,747	-	2,351,747
Non-Current Liabilities	31,481,538	(267,395)	31,214,143
Net Equity	26,770,046	575,499	27,45,545
Total Liabilities + Net Equity	68,354,038	309,783	68,663,821

Liabilities (page 1 of 1)

Main adjustments made:

o        1. The item short-term Suppliers of the Companies Under Reorganization had a high of BRL 102.8 million, while Other Obligations, also for short term, decreased in the same amount. According to information provided by the Company, the movement observed is due to the transfer between the accounts for commitments with Anatel, which were recorded in Other Obligations and were transferred for the Suppliers group.

o        2. Withheld Current Taxes increased by BRL 1.6 million, while the item long-term Other Taxes increased by BRL 14.3 million. According to the Management, both increases refer to the increased of payable IR/CSLL resulting from the adjustments made by the reprocessing of the estimates model considering the new profile of the payment history for tax, civil and labor contingencies, JEC and the Anatel fine, due to the new post-approval context of the Judicial Reorganization Plan.

◦          3. The item Provisions decreased BRL 281.7 million. According to information provided by the Management, the variation was equally caused by the reprocessing of the estimates model considering the new profile of the payment history for tax, civil and labor contingencies, JEC and the Anatel fine, due to the new post-approval context of the Judicial Reorganization Plan.

Table 5 – Balance Sheet, Net Equity	(A)	(B)
In thousands of BRL	2nd Quarter 18	2nd Quarter 18
	Previous version (August 15)	Updated version (September 15)

Current Liabilities	10,102,454	10,104,133
Non-Current Liabilities	31,481,538	31,214,143
Realized Share Capital	21,438,374	21,438,374
Capital Reserves	19,335,311	19,335,311
Accrued Profit/Loss Previous Years	(42,052,578)	(42,052,578)
Accrued Loss/Profit up to the 1st Quarter of 2018	30,543,355	30,543,355
Loss Profit in the 2nd Quarter of 2018	(1,778,415)	(1,257,677)
Cost of Issuance of Shares	(377,429)	(377,429)
Equity Appraisal Adjustments	(84,392)	(29,631)
Other Encompassing Results	(254,180)	(254,180)
Net Equity	26,770,046	27,345,545
Total Liabilities + Net Equity	68,354,038	68,663,821

Net Equity (page 1 of 1)

The Consolidated Loss of the Companies Under Reorganization in the 2nd Quarter of 2018 was of BRL 1,258 million

o        After the review, the Consolidated Loss of the Companies Under Reorganization decreased from BRL 1,778 million to BRL 1,258 million in the 2nd quarter of 2018. Detailed considerations of the quarterly result can be observed in the Income Statement of the Year, on the following page.

Table 6 – Quarterly Income Statements	(A)	(B) – (A)	(B)
In thousands of BRL	2nd Quarter 18	Variation	2nd Quarter 18
	Previous version (August 15)		Updated version (September 15)
Gross Operating Revenue	7,544,956		7,544,956
Deductions of Gross Revenue	(2,132,421)		(2,132,421)
Net Revenue for Sales of Goods and/or Services	5,412,535		5,412,535
Cost of Services Rendered and Goods Sold	(4,077,166)		(4,077,166)
Gross Revenue	1,335,369		1,335,369
Expenses with Sales	(1,122,974)	(7,678)	(1,130,652)
General and Administrative Expenses	(521,174)		(521,174)
Other Operating Revenues	320,004	208,434	528,438
Other Operating Expenses	(285,834)	196,963	(88,871)
Equity Accounting Results	76,137	7,678	83,815
Operating Expenses/Revenues	(1,533,841)	405,397	(1,128,444)	1
Income Before Financial Income and Taxes	(198,472)	405,397	206,925
Financial Revenue	1,689,568	60,475	1,750,043
Financial Expenses	(3,097,425)	70,939	(3,026,486)
Financial Income	(1,407,857)	131,414	(1,276,443)	2
Current	(61,609)	(1,679)	(63,288)
Deferred Assets	(113,147)	(14,393)	(127,540)
Tax Incentive Exploitation Profit	2,670		2,670
Income Tax and Social Security Contribution on Profit	(172,086)	(16,072)	(188,158)
Consolidated Profit/Loss of the Period	(1,778,415)	520,739	(1,257,676)

Quarterly Income Statements (page 1 of 1)

Main adjustments made:

o        1. The Operating Expenses/Revenues of the Companies Under Reorganization were adjusted, going from a negative result of BRL 1,533 million to a negative result of BRL 1,128 million. According to the Management, the variations are explained by the reclassification of unrealized profits resulting from the implementation of IFRS 15. In addition, the Company mentioned the reprocessing of the estimates model considering the new profile of the payment history for tax, civil and labor contingencies, JEC and the Anatel fine, due to the new post-approval context of the Judicial Reorganization Plan.

o        2. The Financial Income was also adjusted, going from a negative result of BRL 1,408 million to a negative result of BRL 1,276 million. The Company justified the variations through the reprocessing of the estimates model considering the new profile of the payment history for tax, civil and labor contingencies, JEC and the Anatel fine, due to the new post-approval context of the Judicial Reorganization Plan.

When adding the adjustments, the Consolidated Loss of the Companies Under Reorganization in the 2nd quarter of 2018 went from the previously disclosed BRL 1,778 million to BRL 1,258 million.

5        Service to creditors

SERVICE TO CREDITORS

As it was the case with the previous month, the BT strived to help this Court by organizing the several official letters received from other Courts requesting authorization to retain the assets of the Companies Under Reorganization for payment of post-petition credits, in a proceeding that, on the one hand, grants speed and security to the benefit of the Creditors, and, on the other hand, allows for the recovery of the Oi Group and compliance with the PRJ.

For this purpose, the BT published the list of the official letters received in the last month by the Judge of the 7th Business Court and the list of post-petition credits paid by the Oi Group, with are already available for reference in the judicial reorganization website (www.recuperacaojudicialoi.com.br), which currently has 473,559 pageviews.

As to the pre-petition credits, the BT remains focused on answering questions about clauses and compliance with the ratified Judicial Reorganization Plan, and is regularly contacted by domestic and foreign creditors, either by phone, through number +55 (21) 2272-9300, or via email at credoroi@wald.com.br.

The BT continued to be dedicated to analyzing the 10,355 procedural cases regarding the delaying challenges and qualifications, considering the continuous increase in the number of the latter and that the flow of filings has not ceased.

To date: (i) 3,170 cases have been sentenced as a result of the lack of liquidity of the credit or because the credit is already listed in the name of the creditor in the BT’s list on pages 198,488/198,843; (ii) 2,792 cases obtained a decision on the merits; and (iii) the Companies Under Reorganization have already expressed themselves on 7,262 cases; and (iv) 6,311 have already obtained a statement from the BT on the merits of the case.

In addition, the BT makes available, on a monthly basis, the updated General List of Creditors on the judicial reorganization website (www.recuperacaojudicialoi.com.br), considering those cases involving qualifications and challenges that have already obtained a decision on the merits.

6        Statements submitted by BT

SUMMARY OF THE BT STATEMENTS IN THE CASE RECORDS

Following, the BT lists the manifestations presented in the case records of the electronic proceedings after the latest Monthly Activity Report, with an indication of the respective pages.

pages 341,699/341,700	Statement of the BT on the petition of the Companies Under Reorganization regarding capital increase.	08/10/2018
pages 339,636/339,678	Monthly report of the activities developed by the Companies Under Reorganization (referring to June 2018).	08/15/2018
pages 341,988/341,992

BT’s statement on:

(i) Petition of creditor Commscope Cabos do Brasil Ltda. on the selection of the payment option;

(ii) Petition of Cosern on the payment of the installment to the partner supplier creditors;

(iii) Statement of the bondholder creditor Antonio Vieira Freitas on its individualization of credit;

(iv) Official letter issued by the 3rd Lower Court of the Special Civil Court of the Judicial District of Guarulhos – SP; and

(v) Statement of the Level 3 creditor Comunicações do Brasil Ltda. on the change of its trade name.

08/16/2018
pages 342,380/342,383

BT’s statement on:

(i) Petition of the bondholder creditors Mário José Brandão Ferreira and Ana Paula Fontan on the selection of payment option;

(ii) Petition of the bondholder creditor Adelino Sacramento dos Santos on its request for individualization of credit; and

(iii) Official letter issued by the Special Civil Court of Gramado – SP

08/27/2018

Interlocutory Appeals in which the Bankruptcy Trustee submitted statements:

0033911-71.2018.8.19.0000	Appeal filed by Banco Santander on the procedure to pay post-petition credits.	08/21/2018
0021243-68.2018.8.19.0000	Appeal filed by the Companies Under Reorganization on the deadline to select the payment option.	08/21/2018
0027860-44.2018.8.19.0000	Appeal filed by JP Morgan Securities PLC on the interest in the Backstop Agreement.	08/23/2018
0028153-14.2018.8.19.0000	Appeal filed by GMO Credit Opportunities Fund LP on the interest in the Backstop Agreement.	08/23/2018
0035769-40.2018.8.19.0000	Appeal under seal	09/09/2018
0035166-64.2018.8.19.0000	Appeal under seal	09/06/2018
0035264-49.2018.8.19.0000	Appeal under seal	09/06/2018
0035205-61.2018.8.19.0000	Appeal under seal	09/06/2018
0035210-83.2018.8.19.0000	Appeal under seal	09/06/2018
0036880-59.2018.8.19.0000	Appeal filed by the Federal Union against the decision that ordered that any constriction acts regarding post-petition credits must be previously authorized by the Reorganization Court.	09/06/2018

In addition to the aforementioned cases, the Bankruptcy Trustee, in response to the official letters and requests addressed directly to the BT by different Brazilian Courts, submitted statements in lawsuits filed against the Companies Under Reorganization.

7        Monitoring and compliance with the Judicial Reorganization Plan

MONITORING AND COMPLIANCE WITH THE JUDICIAL REORGANIZATION PLAN

The Judicial Reorganization Plan (“PRJ”) presented by the Companies Under Reorganization was approved by the Creditors attending the General Creditors’ Meeting held on December 19, 2017, being approved, with reservations, by this Court under the decision of pages 254,741/254,756.

In this way, this Management remains focused in the monitoring of compliance with the obligations of the Companies Under Reorganization of the ratified PRJ, having held regular meetings with the Company and analyzed all relevant documentation for such purpose.

As a result of this monitoring, the BT provides a spreadsheet illustrating the obligations that expired in July 2018 below:

Clause	Class	Classification	Obligation	Term	Status
4.3.3.3	III	Qualified Bondholder	Issuance of New Notes	07/31/2018	✓
4.3.3.4	III	Qualified Bondholder	Distribution of PTIF shares	07/31/2018	✓
4.3.3.5	III	Qualified Bondholder	Capital Increase	07/31/2018	✓
4.3.3.6	III	Qualified Bondholder	Subscription bonus issued by Oi	07/31/2018	✓

Regarding the compliance with such obligations, the BT informs that the Companies Under Reorganization informed, on pages 318,571/318,573, the success of the Capital Increase, under the Judicial Reorganization Plan. In addition, they also disclosed the relevant facts on July 5, 2018, and July 20, 2018, to announce the Capital Increase to the market, with the issuance of New Shares and Subscription Bonus.

With respect to the mediation with illiquid credits, the BT informs that it has monitored the procedure and the operation of the FGV Platform, which has been available for access since July 26, 2018, and is already largely attended by creditors.

Avenida Franklin Roosevelt,	Avenida Juscelino Kubtischek,
nº 115, 4º andar	nº 510, 8º andar

CEP 20021-120

CEP 04543-906
Rio de Janeiro, RJ – Brazil	São Paulo, SP – Brazil

Rua James Joule,

nº 92, 10º andar

Brooklin Novo,

CEP 04576-080

São Paulo, SP – Brazil